UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or China Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments (including the recent relaxation of China’s one child policy) in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in the PRC, as well as general economic conditions; compliance with restrictive debt covenants under the Company’s senior convertible notes; the non-binding proposal letters from Golden Meditech Holdings Limited and Nanjing Xinjiekou Department Store Co., Ltd. and the proposed transactions between the foregoing companies; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months ended June 30, 2016 of the Company.

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and June 30, 2016

	March 31,	June 30,
	2016	2016
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	3,008,422	3,070,419	462,002
Accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB38,261; June 30, 2016: RMB39,898 (US$6,003))	124,645	120,720	18,165
Inventories	28,326	26,185	3,940
Prepaid expenses and other receivables	24,412	15,662	2,356
Deferred tax assets	14,056	14,793	2,226
Total current assets	3,199,861	3,247,779	488,689
Property, plant and equipment, net	574,567	569,128	85,636
Non-current prepayments	218,379	232,755	35,022
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2016: RMB62,633; June 30, 2016: RMB63,856 (US$9,608))	165,011	162,378	24,433
Inventories	64,322	66,541	10,012
Intangible assets, net	111,307	110,152	16,574
Available-for-sale equity securities	162,734	227,783	34,274
Other investment	189,129	189,129	28,458
Deferred tax assets	2,617	2,398	361
Total assets	4,687,927	4,808,043	723,459

LIABILITIES
Current liabilities
Bank loan	60,000	60,000	9,028
Accounts payable	13,248	13,345	2,008
Accrued expenses and other payables	61,304	65,335	9,831
Deferred revenue	257,692	273,148	41,100
Amounts due to related parties	53,255	28,080	4,225
Income tax payable	8,524	9,842	1,481
Deferred tax liabilities	14,300	15,600	2,347
Total current liabilities	468,323	465,350	70,020
Convertible notes, net	906,222	948,208	142,676
Non-current deferred revenue	1,321,239	1,373,876	206,725
Other non-current liabilities	255,932	266,443	40,091
Deferred tax liabilities	22,786	22,689	3,414
Total liabilities	2,974,502	3,076,566	462,926

EQUITY
Shareholders’ equity of China Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 73,140,147 shares issued and 73,003,248 shares outstanding as of March 31and June 30, 2016, respectively	50	50	8
Additional paid-in capital	873,654	888,975	133,763
Treasury stock, at cost (March 31 and June 30, 2016: 136,899 shares, respectively)	(2,815)	(2,815)	(424)
Accumulated other comprehensive income	84,779	71,349	10,735
Retained earnings	753,585	769,307	115,757
Total equity attributable to China Cord Blood Corporation	1,709,253	1,726,866	259,839
Non-controlling interests	4,172	4,611	694
Total equity	1,713,425	1,731,477	260,533
Total liabilities and equity	4,687,927	4,808,043	723,459

CHINA CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months ended June 30, 2015 and 2016

	Three months ended June 30,
	2015	2016
	RMB	RMB	US$
	(in thousands except per share data)

Revenues	165,363	172,952	26,024
Direct costs	(36,573)	(37,433)	(5,632)
Gross profit	128,790	135,519	20,392
Operating expenses
Research and development	(1,934)	(1,949)	(293)
Sales and marketing	(37,209)	(38,192)	(5,747)
General and administrative	(41,220)	(43,243)	(6,507)
Total operating expenses	(80,363)	(83,384)	(12,547)
Operating income	48,427	52,135	7,845
Other expense, net
Interest income	4,710	4,277	644
Interest expense	(25,883)	(28,833)	(4,338)
Foreign currency exchange (losses)/gains	(41)	135	20
Dividend income	1,180	—	—
Others	89	152	23
Total other expense, net	(19,945)	(24,269)	(3,651)
Income before income tax	28,482	27,866	4,194
Income tax expense	(14,989)	(11,676)	(1,757)
Net income	13,493	16,190	2,437
Net loss/(income) attributable to non-controlling interests	58	(468)	(70)
Net income attributable to China Cord Blood Corporation’s shareholders	13,551	15,722	2,367

Earnings per share:
Attributable to ordinary shares
- Basic	0.19	0.22	0.03
- Diluted	0.19	0.22	0.03

Other comprehensive income/(loss), net of nil income taxes
- Foreign currency translation adjustments	559	(6,960)	(1,047)
- Unrealized holding gain/(loss) in available-for-sale equity securities	10,860	(6,470)	(974)
Total other comprehensive income/(loss)	11,419	(13,430)	(2,021)
Comprehensive income	24,912	2,760	416

Comprehensive loss/(income) attributable to non-controlling interests	58	(468)	(70)
Comprehensive income attributable to China Cord Blood Corporation’s shareholders	24,970	2,292	346

Other Events

On August 22, 2016, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months ended June 30, 2016. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 22, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

	By:	/s/ Albert Chen
	Name:	Albert Chen
	Title:	Chief Financial Officer

Dated: August 22, 2016